                                                                     EXHIBIT 2.3



                                  MEDUNITE INC.
                              FINANCIAL STATEMENTS
                                DECEMBER 31, 2002

               REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS



To the Board of Directors and Stockholder of MedUnite Inc.

In our opinion, the accompanying balance sheet and the related statements of operations, stockholders' deficit and cash flows present fairly, in all material respects, the financial position of MedUnite Inc. at December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As more fully discussed in Note 16, the Company was acquired on December 31, 2002.


PricewaterhouseCoopers LLP


Fort Lauderdale, Florida
March 6, 2003

MEDUNITE INC.
BALANCE SHEET
DECEMBER 31, 2002


ASSETS

Current assets:                                                          $     879,000
  Cash and cash equivalents
  Accounts receivable, net of allowance
      of $662,000                                                            3,141,000
  Prepaid expenses and other current assets                                    664,000
                                                                         -------------

         Total current assets                                                4,684,000

Property and equipment, net                                                  9,977,000
Intangible assets, net                                                       8,138,000
Other assets                                                                 1,033,000
                                                                         -------------
         Total assets                                                    $  23,832,000
                                                                         =============

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities:
  Current portion of notes payable                                       $  25,443,000
  Accounts payable                                                           4,034,000
  Accrued expenses                                                           5,483,000
  Deferred compensation                                                      1,000,000
  Deferred revenue                                                              74,000
  Current portion of capital lease obligations                                 314,000
                                                                         -------------
         Total current liabilities                                          36,348,000

Notes payable, less current portion                                          2,139,000
Capital lease obligations, less current portion                                194,000
Other long-term liabilities                                                  1,237,000
                                                                         -------------
         Total liabilities                                                  39,918,000
                                                                         -------------

Commitments and contingencies

Stockholders' deficit:
  Preferred stock, $0.001 par value, 137,000,000 shares authorized:
    Series A preferred stock, 87,000,000 authorized, 85,270,402 shares issued and outstanding; liquidation value
      of $85,270,000                                                            85,000
  Common stock, $0.001 par value, 297,000 shares authorized:
    Class A common stock 210,000,000 authorized, zero shares
      issued and outstanding                                                        --
    Class B common stock, 87,000,000 authorized, zero shares
      issued and outstanding                                                        --
  Additional paid-in capital                                                86,295,000
  Accumulated deficit                                                     (102,466,000)
                                                                         -------------

         Total stockholders' deficit                                       (16,086,000)
                                                                         -------------

         Total liabilities and stockholders' deficit                     $  23,832,000
                                                                         =============


The accompanying notes are an integral part of these financial statements.

MEDUNITE INC.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002



Revenue                                           $ 19,534,000
                                                  ------------

Operating expenses:
  Cost of revenue                                    7,946,000
  Selling, general and administrative               37,322,000
  Depreciation and amortization                     12,276,000
  Impairment of intangibles and other assets        11,670,000
  Settlement of deferred compensation               (2,558,000)
                                                  ------------
         Total operating expenses                   66,656,000
                                                  ------------

         Loss from operations                      (47,119,000)

Interest income                                        169,000
Interest expense                                    (1,906,000)
                                                  ------------

         Net loss                                 $(48,859,000)
                                                  ============














The accompanying notes are an integral part of these financial statements.

MEDUNITE INC.
STATEMENT OF STOCKHOLDERS' DEFICIT
FOR THE YEAR ENDED DECEMBER 31, 2002


                                                             SERIES A
                                     COMMON STOCK         PREFERRED STOCK        ADDITIONAL
                                 ------------------     ---------------------     PAID-IN       ACCUMULATED
                                 SHARES      AMOUNT     SHARES         AMOUNT     CAPITAL         DEFICIT          TOTAL
                                 ------      ------     ------         ------   ------------  --------------       -----
Balance at December 31, 2001      $  --        --      85,270,402    $ 85,000    85,314,000   $ (53,607,000)   $  31,792,000

Recognition of discount
  on notes payable                   --        --              --          --       981,000              --          981,000

Net loss                             --        --              --          --            --     (48,859,000)     (48,859,000)
                                  ------     -----     ----------    --------   -----------   -------------    -------------
Balance at December 31, 2002      $  --        --      85,270,402    $ 85,000   $86,295,000   $(102,466,000)   $ (16,086,000)
                                  ======     =====     ==========    ========   ===========   =============    =============




The accompanying notes are an integral part of these financial statements.

MEDUNITE INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002


CASH FLOWS FROM OPERATING ACTIVITIES
  Net loss                                                       $(48,859,000)
  Adjustments to reconcile net loss to net cash
     used in operating activities
       Impairment of intangibles and other assets                  11,670,000
       Amortization of debt discount                                1,083,000
       Depreciation and amortization                               12,276,000
       Provision for doubtful accounts                                329,000
       Changes in operating assets and liabilities:
        Accounts receivable                                          (637,000)
        Prepaid expenses and other current assets                      48,000
        Other assets                                                  (22,000)
        Accounts payable                                              569,000
        Accrued expenses                                             (731,000)
        Deferred revenue                                               74,000
        Deferred compensation                                      (2,558,000)
        Other long-term liabilities                                   103,000
                                                                 ------------

         Net cash used in operating activities                    (26,655,000)
                                                                 ------------

CASH FLOWS FROM INVESTING ACTIVITIES
   Purchase of property and equipment                              (4,912,000)
                                                                 ------------

         Net cash used in investing activities                     (4,912,000)
                                                                 ------------


CASH FLOWS FROM FINANCING ACTIVITIES
  Proceeds from issuance of convertible debt and notes payable     23,975,000
  Payments on capital lease obligations                              (143,000)
                                                                 ------------

         Net cash provided by financing activities                 23,832,000
                                                                 ------------

Net decrease in cash and cash equivalents                          (7,735,000)

Cash and cash equivalents at beginning of period                    8,614,000
                                                                 ------------

Cash and cash equivalents at end of period                       $    879,000
                                                                 ============

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
  Cash paid for interest                                         $     65,000
                                                                 ============




The accompanying notes are an integral part of these financial statements.

1. ORGANIZATION AND DESCRIPTION OF BUSINESS

   THE COMPANY

   MedUnite Inc. (the "Company") was incorporated in Delaware in June 2000. The Company was formed to develop and maintain an exchange that provides connectivity applications in the healthcare market that facilitates various business transactions, including claims submission, real-time claim status inquiry, eligibility and referral and authorization.

   The Company is subject to risks common to rapidly growing technology-based companies, including rapid technological change, dependence on principal products, new product development, new product introductions, other activities of competitors, and a limited operating history in Internet related e-commerce activities.

   During 2002, the Company incurred a net loss of $48,859,000 and generated negative cash flows from operations of $26,655,000. The Company has an accumulated deficit of $102,466,000 as of December 31, 2002.

   As a result of these losses and negative cash flow, management engaged in efforts to sell the Company. On December 31, 2002, the Company was sold to ProxyMed, Inc. ("ProxyMed'), a publicly held provider of healthcare transaction processing services based in Fort Lauderdale, Florida for $10.0 million in cash and $13.4 million in 4% Convertible Notes issued to the Company's founders (see Note 16). Without the sale of the Company to ProxyMed there would have been substantial doubt about the Company's ability to continue as a going concern. These financial statements reflect the financial position of the Company before the consummation of the acquisition by ProxyMed and do not reflect any adjustments that might have resulted from such transaction or if the Company was unable to continue as a going concern.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   BASIS OF PRESENTATION

   The financial statements include the accounts of MedUnite Inc. and represent the financial position of the Company immediately prior to its acquisition by ProxyMed on December 31, 2002 (see Note 16).

   USE OF ESTIMATES

   The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

   REVENUE RECOGNITION

   The Company derives revenue from processing electronically submitted medical claims for insurance companies and health care providers. Revenue is recognized as services are provided according to the terms of the underlying contracts. Certain transaction fee revenue may be subject to revenue sharing or rebates per agreements with resellers, vendors, other clearinghouses, one of the founders and other business partners. Revenue from maintenance fees is recognized ratably over the applicable period.

   COST OF REVENUE

   Cost of revenue includes third party hosting and support services of network connectivity, certain telecommunications costs, and revenue sharing and rebate arrangements with resellers, vendors, other clearinghouses, one of the founders and other business partners.

   CASH AND CASH EQUIVALENTS

   The Company considers all highly liquid investments with original maturities from the date of purchase of three months or less to be cash equivalents. Cash and cash equivalents include cash on hand and certificates of deposit with a financial institution. Cash and cash equivalents used to support collateral instruments, such as letters of credit, are reclassified as either current or long-term assets depending upon the maturity date of the obligation they collateralize.

   PROPERTY AND EQUIPMENT

   Property and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are amortized using the straight-line method over the shorter of their estimated useful lives or the term of the lease. Upon retirement or sale, the cost of assets disposed of and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is credited or charged to income. Expenditures for repairs, maintenance and minor renewals and betterments are expensed as incurred. Examination for obsolete, damaged and impaired fixed assets is periodically reviewed by management.

   INTERNAL-USE SOFTWARE

   Internal and external costs incurred to develop internal-use computer software during the application development stage are capitalized. Amortization is computed on a straight-line basis over the estimated useful lives of the assets. Application development stage costs generally include software configuration, coding, installation to hardware and testing. Costs of upgrades and major enhancements that result in additional functionality are also capitalized. Costs incurred for maintenance and minor upgrades and enhancements are expensed as incurred.

   INTANGIBLE AND OTHER LONG-LIVED ASSETS

   The Company assesses potential impairments of its intangible and other long-lived assets when there is evidence that events or changes in circumstances have made recovery of an asset's carrying value unlikely. Goodwill is not amortized, but is reviewed annually (or more frequently if impairment indicators arise) for impairment. Intangible assets that are not deemed to have indefinite lives are reviewed for impairment in accordance with the Company's policy for long-lived assets. An impairment loss is recognized when the sum of the expected undiscounted future net cash flows expected to be generated by an asset (or group of assets) is less than its carrying value or when third-party evidence exists as to the value of the long-lived assets. Any required impairment loss would be measured as the amount by which the asset's carrying value exceeds its fair value and would be recorded as a reduction in the carrying value of the related asset and a charge to operations.

   RESEARCH AND DEVELOPMENT COSTS

   Research and development costs are expensed as incurred.

   ADVERTISING COSTS

   Advertising costs are expensed as incurred. Advertising expense was $112,000 for the year ended December 31, 2002.

   INCOME TAXES

   Current income tax expense or benefit represents the amount of income taxes expected to be payable or refundable for the current year. A deferred income tax asset or liability is computed for the expected future impact of differences between the financial reporting and income tax bases of assets and liabilities and for the expected future tax benefit to be derived from tax credits and loss carryforwards. Deferred income tax expense or benefit represents the net change during the year in the deferred income tax asset or liability. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

   CONCENTRATION OF CREDIT RISK

   The Company's financial instruments subject to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company's policy is to place its cash and cash equivalents with high quality financial institutions in order to limit its credit exposure. To date, the Company has not experienced any credit losses associated with these financial institutions. Accounts receivable are generally uncollateralized. The Company performs on-going credit evaluations of its customers and maintains an allowance for potential credit losses as considered necessary.

   FAIR VALUE OF FINANCIAL INSTRUMENTS

   The estimated fair values of financial instruments which are presented herein have been determined by management using available market information and appropriate valuation methodologies. However, considerable judgment is required in interpreting market data to develop estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of amounts the Company could realize in a current market exchange.

   Cash and cash equivalents, accounts and notes receivable, net, and accounts payable are reflected in the accompanying Balance Sheets at amounts considered by management to reasonably approximate fair value due to their short-term nature.

   The Company estimates the fair value of its long-term debt generally using discounted cash flow analysis based on our current borrowing rates for similar types of debt. As of December 31, 2002, the carrying value of the long-term debt approximated the fair value of such instruments.

   COMPREHENSIVE INCOME (LOSS)

   Comprehensive income (loss) is defined as the change in the equity of a business enterprise during a period from transactions and other events and circumstances from non-owner sources. The Company presents other comprehensive income (loss) in its statement of stockholders' equity. For the year ended December 31, 2002 the only component of comprehensive loss is net loss.

3. ACQUISITION

   In August 2001, the Company acquired NDC Health's physician network services business (the "Acquisition"). The physician network services business connects physicians to payors to provide electronic processing for claims, eligibility, referrals and other health transactions. The Company acquired the physician network services business in exchange for 15,263,402 shares of Series A preferred stock, having an estimated fair value, as determined by management, of $15,263,000, and a promissory note with a principal amount of $2,300,000, having an estimated fair value of $1,966,000 (see Note 9). In addition, the Company incurred acquisition costs of $1,043,000 related to the acquisition.

   The acquisition was accounted for using the purchase method of accounting, and accordingly, the results of the acquired business have been included in the Company's financial statements from the date of acquisition. The aggregate purchase price was allocated as follows:

         Accounts receivable           $  2,214,000
         Property and Equipment             572,000
         Identifiable intangibles        10,665,000
         Goodwill                         5,555,000
         Other assets                        52,000
         Accrued liabilities               (786,000)
                                       ------------
            Total purchase price       $ 18,272,000
                                       ============

   As a result of an impairment review by management at December 31, 2002 prompted by the sale of the Company to ProxyMed (see Note 16), the Company incurred an impairment charge of $3,194,000 in relation to certain of the identifiable intangible assets from the Acquisition (see Note 6). The resulting fair values recorded were based on an independent third-party appraisal of the assets utilizing a replacement cost methodology.

4. INVESTMENT IN WARRANT OF QUOVADX, INC.

   In October 2000, the Company entered into a Software License and Services Agreement (the "Agreement") with Quovadx, Inc., formerly XCare.net, Inc. ("Quovadx") under which Quovadx provided software development and hosting services related to the Company's internet portal. The development services were invoiced to the Company on a time and materials basis and the hosting service fees were invoiced based on the number of servers hosted. In June 2001, the Company accepted and paid approximately $6,700,000 for a perpetual software license, which is included in property and equipment. However, as a result of an impairment review by management at December 31, 2002, the Company wrote down the remaining net book value of the license to its fair market value (see Note 5).

   While the Company has taken an impairment charge for the perpetual software license, it is evaluating whether it still may be liable to purchase software maintenance services from Quovadx through December 31, 2005. Such commitments, if paid, would be due as follows:

YEAR ENDING DECEMBER 31,
-------------------------
             2003                  $   700,000
             2004                      700,000
             2005                      408,000
                                   -----------
                                   $ 1,808,000
                                   ===========


5. PROPERTY AND EQUIPMENT

   Property and equipment consists of the following at December 31, 2002:


                                                                             ESTIMATED
                                                                           USEFUL LIVES
                                                                           ------------
   Computer equipment                                   $ 3,169,000           3 years
   Internal-use software                                  4,800,000         2 - 5 years
   Software                                               2,259,000         2 - 5 years
   Furniture and fixtures                                 1,357,000           5 years
   Office equipment                                         670,000           5 years
   Leasehold improvements                                   518,000       Life of lease
                                                       ------------
                                                         12,773,000
   Less accumulated depreciation and amortization        (2,796,000)
                                                       ------------
                                                        $ 9,977,000
                                                       ============

   During the year ended December 31, 2002, the Company capitalized $2,006,000 of internal-use software development costs.

   Depreciation and amortization expense related to property and equipment, including amortization of internal-use software development costs, was $8,829,000 for the year ended December 31, 2002.

   As a result of an impairment review by management at December 31, 2002 prompted by the sale of the Company to ProxyMed (see Note 16), the Company wrote-down certain software and license fees associated with its processing platforms and previously capitalized internal-use software resulting in impairment charges totaling $8,476,000. The resulting fair values recorded were based on an independent third-party appraisal of the assets utilizing a replacement cost methodology.

6. INTANGIBLE ASSETS

   Intangible assets consists of the following at December 31, 2002:

   Intangible Assets Subject to Amortization:
           Software platform                                 $ 1,200,000
           Non-compete agreement                               1,700,000
           Customer related agreements                           422,000
           Other identifiable intangible assets                  218,000
                                                             -----------
                                                               3,540,000
         Less accumulated amortization                          (957,000)
                                                             -----------
         Intangible assets subject to amortization, net        2,583,000

         Goodwill                                              5,555,000
                                                             -----------
                                                             $ 8,138,000
                                                             ===========


   Through December 31, 2002, intangible assets were being amortized using the straight-line method over their estimated useful lives as follows:

                Software platform                             3 years
                Non-compete agreement                         5 years
                Customer related agreements                   2 to 5 years
                Other identifiable intangible assets          0.5 to 5 years

   Amortization expense was $3,447,000 for the year ended December 31, 2002. The software platform will now be amortized over one year through December 31, 2003. The estimated future aggregate amortization expense for intangible assets subject to amortization is as follows:

                 YEAR ENDING DECEMBER 31,
                 ------------------------
                          2003                          $1,678,000
                          2004                             356,000
                          2005                             347,000
                          2006                             202,000
                                                        ----------
                                                        $2,583,000
                                                        ==========


7. RESTRICTED CASH

   Restricted cash of $825,000 at December 31, 2002 includes a certificate of deposit of $750,000, which has been pledged as security for an outstanding letter of credit (see Note 15). Restricted cash is included in other assets in the accompanying balance sheet.


8. ACCRUED EXPENSES

   Accrued expenses consist of the following at December 31, 2002:


         Compensation related costs      $1,445,000
         Severance                          800,000
         Interest                           658,000
         Other                            2,580,000
                                         ----------
                                         $5,483,000
                                         ==========

9. DEBT

   During 2001 and 2000, the Company received proceeds of $24,340,000 and $20,000,000, respectively, from its founders in connection with the issuance of convertible notes payable (the "Notes"), as amended. The Notes have annual interest rates ranging from 6.10% to 6.53%. The principal balance of the Notes automatically converted into 44,340,331 shares of Series A preferred stock at $1.00 per share upon the closing the Acquisition in August 2001. The outstanding accrued interest of $1,565,000 was converted into notes payable at 6% stated interest per year. The Company imputed an interest rate of 12% on these notes, which more accurately reflects the rate that the Company would pay to a third party lender. The resulting debt discount of $129,000 was recorded as additional paid-in capital because the notes were issued to the founders. The notes are repayable in four quarterly installments during 2003. Accrued interest related to these notes of $133,000 is included in accrued liabilities at December 31, 2002.

   During 2001, the Company issued a promissory note in connection with the Acquisition. The note has a principal amount of $2,300,000 payable in full in August 2004, and was initially recorded at its estimated fair value of $1,996,000, representing an effective annual interest rate of 12%. Accrued interest related to this note of $198,000 is included in other long-term liabilities at December 31, 2002.

   In February 2002, the Company issued convertible promissory notes bearing interest at 2.74% per annum, pursuant to a note purchase agreement with its founders, under which the Company borrowed an aggregate amount of $18,160,000. Under the terms of the promissory notes, in the event that the Company issues and sells shares of Series B Preferred Stock to new investors with total proceeds of not less than $30,000,000, including the $18,160,000 advanced, prior to February 2003, then the outstanding principal of the convertible promissory notes will automatically convert into shares of Series B Preferred Stock at the same price per share that the shares of Series B Preferred Stock are sold to the new investors. If a financing does not occur before February 2003, then the outstanding principal balance (except for $2,569,000 owed to NDCHealth representing NDCHealth's contribution in this financing in excess of its prorata ownership in the Company) will automatically convert into shares of Series B Preferred Stock at the price per share equal to the then fair market value. The Series B Preferred Stock will have such rights, preferences and privileges as are approved by the required vote of the founders (as defined in the Company's amended and restated certificate of incorporation); provided that the rights of the Series B Preferred stockholders shall be pari passu to the rights of the Series A Preferred stockholders upon a liquidation of the Company. The Company imputed an interest rate of 8% on these notes, which more accurately reflects the rate that the Company would pay to a third party lender. The resulting debt discount of $885,000 was recorded as additional paid-in capital because the notes were issued to the founders. Accrued interest related to these notes of $444,000 is included in accrued liabilities at December 31, 2002.

   In August 2002, the Company issued promissory notes bearing interest at 6% per annum, pursuant to a note purchase agreement with its founders, under which the Company subsequently borrowed the maximum amount available of $5,815,000. The outstanding principal amount of the loan is due and payable on the earliest of the following events: (a) December 31, 2002, (b) the date that the Company completes an equity financing for the minimum amount of $20,000,000 or (c) the effective date of a change of control of the Company. The Company imputed an interest rate of 12% on these notes, which more accurately reflects the rate that the Company would pay to a third party lender. The resulting debt discount of $96,000 was recorded as additional paid-in capital because the notes were issued to the founders. Accrued interest related to these notes of $81,000 is included in accrued liabilities at December 31, 2002.

   Maturities of long-term debt and notes payable are as follows (see Note 16):

       YEAR ENDING DECEMBER 31,
       ------------------------

                  2003                     $ 25,540,000
                  2004                        2,300,000
                                           ------------
                                             27,840,000
                  Less discount                (258,000)
                                           ------------
                                           $ 27,582,000
                                           ============

    Accretion of the discount as interest expense recorded on the above debt was $1,083,000 for the year ended December 31, 2002.


10. COMMON STOCK AND PREFERRED STOCK

    COMMON STOCK

    The rights and privileges of the common stock under the Company's Amended and Restated Certificate of Incorporation are as follows:

    Each holder of Class A common stock and Class B common stock is entitled to one vote per share. Holders of Class B common stock, voting as a separate class, are entitled to elect or remove from office the founders' members of the Company's Board of Directors. The holders of all outstanding shares of Company stock, voting together on an if-converted basis as a single class, are entitled to elect all remaining members of the Board of Directors.

    Each share of Class B common stock is convertible at any time into an equal number of shares of Class A common stock transferred to a non-founder. Class B common stock transferred to a non-founder will automatically convert into Class A common stock. In addition, Class B common stock owned by the founders will automatically convert into Class A common stock upon the earlier of (a) the fifth anniversary of an initial public offering of the Company, or (b) when the founders own, in aggregate, less than 50% of Class B common stock that would be issued upon conversion of the Series A preferred stock.

    PREFERRED STOCK

    The rights, preferences and privileges of the Series A preferred stock under the Company's Amended and Restated Certificate of Incorporation are as follows:

    DIVIDENDS - The holders of shares of the Series A preferred stock are entitled to receive dividends at the rate of 8% of the original issue price, which is $1.00 per share, per annum (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), payable when and as declared by the Board of Directors of the Company. The right to receive dividends shall be noncumulative; however the Company shall not declare or pay any distributions on shares of common stock until the preferred stockholders have received a cumulative distribution at the rate specified above.

    LIQUIDATION PREFERENCE - In certain events, including liquidation, dissolution or winding up of the Company, including a consolidation or merger and conveyance of substantially all of the assets of the Company, the holders of Series A preferred stock have a preference in liquidation over the common stockholders equal to the original issue price of $1.00 per share (subject to appropriate adjustment in the event of any stock dividend, stock split, combination or other similar recapitalization affecting such shares), plus any dividends declared but unpaid thereon. If the assets of the Company are not sufficient to fulfill the liquidation amount, the stockholders will share in the liquidation amount on a pro rata basis.

    SALE OF THE COMPANY - In the event the Board of Directors decides to pursue the sale of the Company, the founders shall be given the first right of refusal to acquire the Company. If none of the founders exercise this right, NDCHealth has the option to purchase the Company (see Note 16).

    VOTING RIGHTS - Each holder of preferred stock shall be entitled to the number of votes equal to the number of whole shares of common stock into which they are then convertible. Holders of Series A preferred stock, voting as a separate class, are entitled to elect or remove from office the founders' members of the Company's Board of Directors.

    CONVERSION - Each share of preferred stock is automatically convertible into one share of Class B common stock (subject to customary adjustments to protect against dilution) upon the closing of a public offering of the Company's common stock that results in gross proceeds of at least $50,000,000.

11. INCOME TAXES

    At December 31, 2002, deferred tax assets consist of the following:


         Net operating loss carryforwards            $ 29,865,000
         Capitalized start-up costs                     9,789,000
         Deferred compensation                            293,000
         Developed internal-use software               (1,994,000)
         Intangible assets                               (609,000)
         Other                                         (2,283,000)
                                                     ------------

         Net deferred tax assets                       35,061,000
         Deferred tax asset valuation allowance       (35,061,000)
                                                     ------------
                                                     $         --
                                                     ============

    Due to the uncertainty of the Company generating future taxable income, the Company has recorded a valuation allowance against its deferred tax assets.

    A reconciliation of income taxes to the amounts computed by applying the statutory federal income tax rate to the net loss is summarized as follows:


         Amounts computed at statutory federal rate      $(16,611,000)
         State taxes                                       (2,430,000)
         Permanent differences                                 31,000
         Other                                              1,859,000
         Intangibles                                          (83,000)
         Change in valuation allowance                     17,234,000
                                                         ------------
                                                         $         --
                                                         ============

    At December 31, 2002, the Company had $71,876,000 and $71,876,000 of federal and state net operating loss carryforwards, respectively, which will be limited under Internal Revenues Section 382 due to the change in ownership that occurred on December 31, 2002. The federal and state net operating loss carryforwards begin to expire in 2020 and 2010, respectively.


12. STOCK OPTIONS

    The Company has adopted the 2001 Equity Incentive Plan (the "Plan") providing for the granting of up to 10,280,374 shares of the Company's common stock. The Plan provides for the granting of stock options and restricted stock awards. Incentive stock options granted under the Plan must be granted with strike prices not less than the fair market value. Non-qualified stock options granted under the Plan must be granted with strike prices not less than 85% of fair market value. Options generally expire ten years from the date of grant. Option vesting is determined by the Board of Directors upon each grant and is generally a five-year period.

    In June 2000, the Company entered into a five-year employment agreement with an executive under which the Company issued stock options to purchase 2,803,738 shares of common stock and is obligated to issue 847,458 shares of restricted common stock to the executive. If the executive's employment terminates, other than for cause, prior to the fifth anniversary of the executive's hire date, the Company is obligated to repurchase all of the restricted common stock for an aggregate price equal to the greater of the then fair market value or $1,000,000. Commencing on the fifth anniversary of the executive's hire date, the executive has a right to sell all or some of his shares of restricted common stock and stock option shares to the Company for a guaranteed fixed pre-tax gain of $7,000,000 in the aggregate assuming all shares were repurchased. This amount was being recognized as compensation expense on a straight-line basis over the five-year service period. Through December 31, 2002, $3,558,000 had been recorded as deferred compensation; however, this amount was adjusted to $1,000,000 pursuant to a separation agreement entered into with the executive on December 31, 2002 (see Note 16). As a result, the Company has recorded a gain of $2,558,000 pursuant to this event.

    During 2002, no options were granted or exercised and options for 3,738,318 shares (including those of the executive noted above) were forfeited/cancelled (with an average exercise price of $1.32).

    At December 31, 2002, 5,566,233 shares were available for future grants under the Plans.

    The following table summarizes information regarding options outstanding as of December 31, 2002 (see Note 16):


                                        OPTIONS OUTSTANDING                         OPTIONS EXERCISABLE
                          -------------------------------------------------    ------------------------------
                                               WEIGHTED-        WEIGHTED-                         WEIGHTED-
           RANGE OF                             AVERAGE          AVERAGE                           AVERAGE
           EXERCISE           NUMBER           REMAINING        EXERCISE          NUMBER          EXERCISE
            PRICES         OUTSTANDING       LIFE (YEARS)         PRICE         EXERCISABLE         PRICE
        -------------    ---------------    --------------    ------------    --------------    ------------
            $1.18             2,453,271            8.5             $1.18           981,308           $1.18
            $2.30             2,260,870            8.7             $2.30           452,174           $2.30
                          -------------                                        -----------
                              4,714,141                                          1,433,482           $1.53
                          =============                                        ===========

    PRO FORMA EMPLOYEE COMPENSATION EXPENSE

    Had compensation cost for the Company's stock-based compensation been determined based on fair value of the options at the date of the grant, the Company's net loss would not have been materially different from the net loss reported for 2002.

    The fair value of these options was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions for grants during 2001: dividend yield of 0%, expected life of five years, expected volatility of 0%, and risk-free interest rate of 6%. No options were granted during 2002.


13. EMPLOYEE BENEFIT PLANS

    The Company maintains a 401(k) retirement plan for substantially all employees who meet certain minimum lengths of employment and minimum age requirements. Contributions are made by employees based on the lesser of 60% of eligible compensation or the deferral limit set by the government ($11,000 in 2002). Non-discretionary employer matching contributions are made up to 100% of the employee's pretax contribution up to a maximum of 6% of eligible compensation. Matching contributions vest under a five-year schedule, based on completed full years of service, as follows: 20% after one year; 40% after two years; 60% after three years; 80% after four years; and 100% after five years. Matching contributions totaling $668,000 for the year ended December 31, 2002 have been expensed.

14. RELATED PARTY TRANSACTIONS

    The Company was founded by seven leading insurance companies who are expected to be among the Company's primary customers (the "Founders"). In August 2001, the Company entered into service agreements with each of the Founders under which the Company will facilitate specified business transactions for fees. These agreements have a term of two years and automatically renew for successive annual periods, if not cancelled by either party.

    At December 31, 2002 the Company has accounts receivable from its Founders in the aggregate amount of $419,000. During 2002, the Company recognized revenue of $1,983,000 from its Founders.

    At December 31, 2002, the Company has accounts receivable from NDCHealth of $1,315,000 and accounts payable and accrued liabilities due to NDCHealth of $2,053,000. During 2002, the Company transacted the following with NDCHealth
    (i) recognized revenue of $4,897,000; (ii) recognized the reimbursement of expenses of certain operating costs of $569,000; and (iii) incurred amounts payable to under revenue sharing, rebate and expense reimbursement agreements totaling $3,509,000.

15. COMMITMENTS AND CONTINGENCIES

    LEASES

    The Company leases facilities and equipment under non-cancelable operating and capital leases which expire on varying dates through 2006. The Company's future minimum payments under non-cancelable operating and capital leases are as follows:


                                                CAPITAL         OPERATING
YEAR ENDING DECEMBER 31,                        LEASES            LEASES
------------------------                      ----------       -----------

      2003                                     $ 338,000       $ 1,987,000
      2004                                       190,000         1,671,000
      2005                                        28,000           230,000
      2006                                        15,000             9,000
                                             -----------       -----------
                                                 571,000       $ 3,897,000
                                                               ===========
      Less amounts representing interest         (63,000)
                                             -----------
      Future minimum lease obligation            508,000
      Less current portion                      (314,000)
                                             -----------
                                               $ 194,000
                                             ===========

    During 2002, the Company acquired assets under capital leases totaling $84,000. Assets under capital leases included in property and equipment at December 31, 2002 had a net book value of $374,000, which includes accumulated amortization of $215,900.

    Rent expense was $2,155,000 for the year ended December 31, 2002. Certain facility operating leases contain escalation clauses. The Company recognizes rent expense on a straight-line basis over the related lease term.

    In connection with its facilities lease in San Diego, California, the Company entered into an irrevocable letter of credit in the amount of $750,000. The letter of credit expires September 30, 2004. In an effort to control its operating costs, the Company has engaged a commercial real estate broker to assist the Company in subleasing or terminating its facilities lease in San Diego. As of December 31, 2002, gross rents of $2,509,000 remain on this property through September 2004 and are included in the table above.

    EMPLOYMENT AGREEMENTS

    The Company entered into employment agreements with certain executives that provide for cash severance payments if the executives are terminated without cause. The Company's aggregate commitment under these agreements is $1,535,000 at December 31, 2002.

    The Company has entered into retention agreements with several key management employees. The bonuses due under these retention agreements are payable in two parts: 50% upon a change of control of the Company and 50% upon the earlier to occur of (i) 90 days following the change in control event or (ii) involuntary termination of the employee. As of December 31, 2002, the Company's total potential commitment under these retention agreements was $257,000.

    SERVICES AGREEMENT

    In April 2002, the Company entered into a three-year information technology services agreement to outsource certain hosting, system maintenance and operation services. Actual service fees are based on the number of transactions processed by the software being supported; however, the Company is committed to pay a minimum annual service fee of $1,212,000. At December 31, 2002, $790,000 is accrued towards this minimum annual amount. The Company has the option to cancel the agreement by providing 90 days notice and paying an early termination fee which will be equal to between one and three months' average transaction fees, depending upon when the agreement is terminated.

16. ACQUISITION BY PROXYMED

    On December 31, 2002, the Company was sold to a wholly-owned subsidiary of ProxyMed for $10.0 million in cash and $13.4 million in 4% Convertible Notes paid to the founders due December 31, 2008.

    As a result of this transaction, the following events took place (i) all capital stock held by the Founders, including any restricted stock held by other parties as part of compensation-related plans, were cancelled; (ii) all notes payable, convertible notes and related accrued interest to the Founders (except for the $2,300,000 issued to NDC Health in the Acquisition, plus $198,000 of accrued interest on this note, and a $2,569,000 note payable issued to NDCHealth on December 31, 2002) were cancelled; (iii) all stock options outstanding under the Company's 2001 Equity Incentive Plan were cancelled; and (iv) NDC Health waived its right of first refusal to purchase the Company.

    Subsequent to the acquisition by ProxyMed, the Company's senior management team was terminated along with approximately 20% of the general workforce in an effort to control costs. Additionally, the Company has attempted to enter into financing agreements with certain major vendors and, as noted in Note 15, has attempted to sublease or terminate is facilities lease in San Diego as a means to curtail cash flow.